Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2020.

August 6, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2020.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 6, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2020.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,586 As of June 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	88168534
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 6, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8534
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT hikes capex to Php70 billion for 2020

in response to increased demand for digital connectivity,

on top of Php260 billion total capex spent in last five years

Ookla recognized PLDT and Smart as

the fastest fixed and mobile networks in the Philippines

PLDT signs agreements with six tower companies

to build 181 pilot sites

First Half 2020 Telco Core income up 5% -

healthy earnings to boost PLDT commitment to sustaining infrastructure investments and enhancing service improvements

MANILA, Philippines, August 6th, 2020 -- The Philippines’ largest and only integrated telecommunications company PLDT Inc. (PSE:  TEL) (NYSE: PHI) sustained the digital connectivity needs of Filipino consumers and businesses in the first half of 2020, delivering fixed and mobile network resiliency during the hard lockdown due to the COVID-19 pandemic.

Faced with the severe and unexpected disruptions caused by the COVID-19 pandemic in the first half of 2020, PLDT Inc. stepped up and provided vital communications services needed by its customers and the public to deal with this unprecedented health crisis.

A critical factor that made this possible was the resilience of the fixed and mobile networks of PLDT and Smart which have been strengthened by sustained investments over the past several years.  This enabled both companies to handle the strong surge in data traffic of its customers during the quarantine period, provide communications support to Government efforts to fight the pandemic and generate revenues to sustain operations.

“COVID-19 has set our agenda for the foreseeable future.  At the outset, our task was clearly to keep people connected as the country went into lockdown.  Moving forward, we will grow our business by helping our customers – and the country – rebuild their lives and livelihoods with powerful connectivity like fiber, 4G and now 5G, combined with innovative digital solutions,” said Manuel V. Pangilinan, Chairman, President and CEO of PLDT, Inc.

Sustained Revenue Growth

Despite the crisis, PLDT maintained its growth momentum from the prior year, as total Service Revenues rose 8% to Php82.8 billion in the first half of 2020 versus a year ago.  Quarantine restrictions starting mid-March trimmed service revenues to Php41.3 billion in 2Q2020.  This was slightly lower than the Php41.5 billion in revenues posted in 1Q2020, but still 7% higher year-on-year.

Data and broadband revenues reached Php59 billion, up by Php9 billion or 18% year-on-year.  Data and broadband accounted for 71% of service revenues, with PLDT Home leading the way with 79%, followed by Consumer Wireless Individual with 73% and Enterprise with 69%.

The Consumer Wireless Individual Business Group continued to set the pace, growing 16% versus a year ago to Php39.8 billion on the back of continued strong growth of wireless data usage.

PLDT Home revenues grew 7% to Php19.6 billion despite the operational constraints on our ability to install new connections by quarantine restrictions.

PLDT Enterprise grew service revenues to Php20.3 billion, up 5% from the previous year - a creditable performance given the pandemic’s severe impact on many businesses.

The Consumer and Enterprise Business Groups accounted for 96% of service revenues and more than offset the 30% decline in the International and Carrier Business revenues, due to the deceleration of roaming revenues and the removal of mobile interconnection fees effective January 1 this year.

EBITDA reached Php43.2 billion, up 8% from 2019, as a result of higher service revenues, and as prudent cost management compensated for unbudgeted COVID-19-related expenses and increases in provisions.

Telco Core Income (excluding Voyager Innovations) for 1H2020 increased 5% to Php13.9 billion, with 2Q2020 at Php7 billion - marginally higher than 1Q2020.  Reported Income grew slightly by 1% to Php12.3 billion.

Today, the Board of Directors declared an interim dividend of Php38 per share representing 60% of first half 2020 telco core income, in line with PLDT’s dividend policy.  Record date is set for 20 August, while payment date is on 4 September 2020.

PLDT’s Net Debt as of 1H2020 amounted to US$3,794 million while Net Debt-to-EBITDA stood at 2.19x.  Gross Debt amounted to US$4,748 million, of which only 4.4% remain unhedged.  Debt maturities continue to be well-spread out, with 50% maturing after 2025.  Fixed-rate loans make up 85% of the total.  PLDT’s credit ratings from Moody’s, Standard and Poor’s and Fitch remain at investment grade.

In mid-June, PLDT issued $600 million of dual-tranche Senior Unsecured Notes through a fully-online investment roadshow that set new records for PLDT and the country.  The long 10-year and 30-year bonds – the latter being the longest ever tenor for a Philippine entity, government and non-government – were priced at attractive fixed rates of 2.5% and 3.45%, respectively.  Demand for the final offer reached $10.2 billion, or 17 times the issue amount, making it the largest order book size and oversubscription ever achieved in the country.

In the area of sustainability, PLDT was the only Philippine company to be included in the Top 100 Most Influential ICT Companies Driving Digital Inclusion Globally by the World Benchmarking Alliance (WBA).

Aligned with the United Nations Sustainable Development Goals, the digital inclusion strategies cited by the WBA include education, societal development, gender equality, and livelihood programs, among others. Backed by network improvements, these initiatives are expected to help address the communication challenges of Filipinos in the new normal.

Network resiliency

Underpinning PLDT’s revenue performance for the first half of 2020 was the resiliency of its network and the services provided to all our customers.

With people forced to work and study at home, and businesses relying on online services to keep operating and serving their customers, internet traffic surged shortly after the lockdown of Luzon, including Metro Manila, as well as other parts of the country in mid-March.

Mobile data usage on Smart’s network jumped about 30% from February to May while PLDT’s fixed broadband data traffic rose around 20% during the same period.  Moreover, there was a major shift in data traffic away from the commercial business districts (CBDs) which have existing built-up network capacity to the less well-provisioned residential areas. These factors adversely impacted the speed and availability of internet services immediately after the lockdown.

In response, the network teams of PLDT and Smart quickly implemented targeted expansions of capacity outside the CBDs and boosted the capacity of its international internet cable systems by 65%.  In April, Smart converted 3,785 2G base stations into 4G/LTE, raising the capacity of its LTE network throughout the country.  Taken together, these measures enhanced the speed and capacity of both fixed and mobile data services.

As a result, the latest report on the Philippines by leading internet analysis firm Ookla found that Smart and PLDT maintained its position as the fastest mobile and fixed internet service providers in the country in the first half of 2020.

PLDT posted a Speed Score of 24.79, with top download speed of 70.54 Mbps and top upload speeds of 85.38 Mbps.  Smart’s Speed Score was 18.33, with an average download speed of 15.94 Mbps and an average upload speed of 7.57 Mbps for the period Q1 and Q2 2020.

These network improvements were implemented despite numerous operational constraints due to quarantine restrictions.  Movements of network teams for installing or repairing fixed broadband connections, and maintaining or building cell sites were hampered. Moreover, supply chain disruptions reduced the supply of needed equipment sourced locally or abroad.

Continued Network Expansion

However, in the months following the lockdown in March, network operations made adjustments in its work processes and gradually scaled up its ability to build and repair.

As a result, PLDT continued its network expansion program despite pandemic conditions.  The Company extended the reach of its fixed broadband service to cover some 7.8 million homes passed by in the first half of 2020, up 8% from end-2019.  The total number of available fiber-powered ports increased 5% to 3.67 million, with 1.6 million available for new customers.

Moreover, the total footprint of PLDT’s fiber optic network grew 11% to about 358,700 kilometers – the country’s most extensive digital data infrastructure.

Meantime, Smart expanded its mobile data network on 4G/LTE and 3G.  In 1H 2020, Smart added 2,500 LTE base stations, raising the total by over 10% from end-2019 to over 27,100. This included about 1,100 LTE base stations that were installed from end-March to June. The number of 3G base stations was also raised by about 1,200, bringing the total to about 15,000.

Smart’s 4G and 3G mobile data service now reaches over 95% of the country’s population.

PLDT’s commitment to improve internet services has been consistent and continuing.  Since 2015, PLDT’s total capex totaled nearly Php260 billion. The upswing in capex was particularly marked in the last two years, when PLDT ploughed 38% of its revenues in 2018, and 45% of revenues in 2019, back into capex – a clear demonstration of its commitment to improve its services.

These investments cover the different components of the digital infrastructure ecosystem.  For example, this includes the ongoing modernization programs for PLDT’s overseas cable systems and its domestic fiber network.  This also covers ePLDT’s network of data centers that provide vital support to, and raises the quality and resiliency of, internet and digital services in the country.

All these network build-up activities enabled Smart to launch its 5G network on 30th July as a commercial service, initially for postpaid customers and in selected locations in Metro Manila.  5G will be rolled out to more targeted areas in Metro Manila this year and will be extended to other urban centers next year.

To support this expansion program for 5G and 4G, Smart is tapping the services of common tower companies.  It has already signed agreements with six of these tower companies to build an initial batch of 181 cell sites and is currently finalizing agreements with four more.

“The commercial launch of 5G underscores our commitment to bring the best digital technologies to the Philippines.  By combining 5G with 4G/LTE, Smart WiFi  and fiber, PLDT and Smart together are providing the country with the widest range of powerful connectivity services as the country’s only fully integrated telecoms and digital  services provider,” said Alfredo S. Panlilio, Smart President and CEO and PLDT Chief Revenue Officer.

Consumer Wireless Sets the Pace

The Consumer Wireless Individual Group set the pace once again in 1H 2020, posting Php39.8 billion in revenues, up 16% year on year.

Rising data usage continued to power revenue growth and accounted for 73% of the total Consumer Wireless revenues, up from 66% in the 1H 2019 and 45% in 1H 2018.  Mobile data traffic which more than doubled from a year ago to 1,368PB in 1H20, is being driven by customer demand for video, social media and mobile games that prepaid subscribers access through increasingly popular GIGA load packages.

Smart’s gains in mobile data usage is best illustrated by the huge increase in its share of Facebook traffic, the most widely used social media service in the country.  Its share of Facebook traffic grew from 44.5% In September 2019 to 54.63% in July 2020.

In June, Smart gave its Simple, Smart Ako brand campaign a tremendous boost when it unveiled South Korean actor Hyun Bin as the new Smart brand ambassador.  This announcement let loose a tidal wave of goodwill among the many Filipino fans whose hearts had been won by this idol of K-dramas and movies.

This was followed in August by the announcement that South Korean actress Son Ye-Jin is the new face of Smart Signature, Smart’s postpaid brand.  This move sparked another jolt of excitement for Filipino K-drama fans because Son Ye-Jin was paired with Hyun Bin in the hit Korean TV series “Crash Landing on You”.

Moreover, on July 30th, Smart’s 5G service went live as a commercial service, initially for its postpaid subscribers and in selected areas of Metro Manila.  Smart also made available its initial batch of 5G mobile phones that are certified to work best on its 5G network. Smart also conducted the first cloud gaming competition on 5G in the Philippines on July 26th via an esports event in the first Smart 5G-powered esports gaming hub in the country, Gariath Concepts.

At the same time, Smart announced a groundbreaking partnership with the NBA Basketball League through the launch of NBA.Smart, a portal that enables subscribers to watch live NBA TV anywhere anytime when the league resumed competition on July 31.

“We are combining the power of Smart’s fastest mobile data services with the joy of our customers’ passion points like esports, the NBA and K-dramas.  Both Hyun Bin and Son Ye-jin are perfect Smart ambassadors because their popularity among Filipinos has been driven by digital connectivity.  They also embody our growing efforts to enrich our data services with content and solutions that engage and empower our customers,” says Jane J. Basas, Senior Vice President and Head of Consumer Wireless Business at Smart.

PLDT Home Levels Up

PLDT Home revenues for the 1H 2020 reached Php19.6 billion, a 7% increase from a year ago.  Growth has been driven by the heightened demand for home broadband services, particularly after quarantine restrictions forced people to work and study at home.

The principal challenge that PLDT Home faced in this period has been how to meet that surge in demand, particularly for its fiber-powered broadband service which leading internet analysis firm Ookla has named yet again as the fastest fixed internet network in the country.

Over the past three months, however, PLDT’s network service teams have worked out how to operate under pandemic conditions and have been able to steadily ramp up their installation capacity back to and beyond pre-COVID levels.  In June 2020, new fiber broadband installations – including plan upgrades – hit a new high of nearly 60,000 connections.

To complement the drive to install new fiber connections, PLDT has launched a modernization program to upgrade customers who are still using the legacy copper-based ADSL service to fiber within the next 18 months.  This program will boost the internet service of these customers of both PLDT Home and Enterprise to fiber speeds at no added cost.

This move follows earlier initiatives of PLDT Home to give its Fibr customers a free speed boost to at least 25 Mbps and double-the-data packages for fixed wireless subscribers during the quarantine period.

PLDT Home revenues were further boosted by the strong and growing demand for its fixed wireless broadband service which runs on Smart’s 4G/LTE service.  Since its relaunch in late 2019, PLDT Home WiFi has been gathering momentum and now provides an effective solution in areas that still do not have PLDT fiber connectivity.  The number of new PLDT Home WiFi connections jumped over four times from about 24,000 in April to over 100,000 in June 2020.

“The pandemic has compelled people to redesign life at home.  Many of these changes involve greater use of the internet and digital solutions to make work, study and leisure at home more efficient and enjoyable.  Moving forward, we are helping our customers turn their residences into smart homes,” said Menardo G. Jimenez, Jr., Senior Vice President for PLDT Home.

Enterprise Goes Beyond Connectivity

Service revenues of the Enterprise Group totaled Php20.3 billion, a 5% rise from the prior year despite the huge negative impact of the pandemic on the fortunes of many companies, particularly small and medium enterprises (SMEs).

Revenue growth was driven by wireless services which increased 23% to Php3.8 billion, while ICT revenues grew 4% to Php2.2 billion.  Fixed line services rose 1% to Php14.2 billion.  The slowdown in activity of SMEs and other businesses was offset by increased demand for connectivity of companies going online to keep their operations running and their employees working from home.  Many entrepreneurs also started new home-based businesses.

On June 15th, PLDT Enterprise launched its newest package of connectivity and digital solutions to help businesses gear up for the New Normal.  Called BEYOND FIBER, the new service package combines enterprise-grade WiFi running on premium fiber services with a set of curated digital tools ranging from productivity and collaboration tools to e-payments and e-commerce solutions. These services are designed to enable SMEs to pursue renewed growth even under pandemic conditions. To kick start this initiative, this new service package was offered to SMEs for free for the first three months.

The Enterprise Group is also assisting the Department of Education (DepEd) and private schools as they pursue a blended learning strategy to restart classes in August despite the continuing pandemic.  PLDT and Smart are providing fixed and mobile data connectivity for schools, teachers and students.  Through its data center network, ePLDT is hosting vital educational content and management systems such as the DepEd Commons in order to improve teacher and student access to these learning resources.  Another growth area is telemedicine, where the Enterprise Group has initiated efforts to equip hospitals, clinics and physicians with connectivity and digital tools so that they can provide healthcare to patients remotely.

“Enterprises have been pursuing digital transformation for several years now.  The pandemic has made this shift even more urgent.  BEYOND FIBER gives SMEs and other companies a ready toolkit to speed up their digital pivot and reboot their businesses amid the pandemic,” said Juan Victor Hernandez, Senior Vice President for Enterprise for PLDT and Smart.

Cashless is now the ‘default’

In 1H 2020, the payment volumes of PayMaya grew sharply across its consumer, enterprise and Smart Padala businesses as more Filipinos made use of cashless payments during the lockdown.

PayMaya Enterprise more than doubled its transaction volumes as businesses like pharmaceuticals, groceries, food establishments and retail stores saw more of their customers go online or pay cashless.  To serve micro-entrepreneurs who have gone online, the PayMaya Negosyo app was launched.  This app allows online sellers to receive digital payments via QR, bank transfers and PayMaya’s Send Money feature.

The PayMaya app for consumers has also become the preferred conduit for essential transactions such as sending money to banks and other PayMaya users, bills payment, online shopping and purchase of digital goods.

Over 50 government agencies and local governments have partnered with PayMaya to serve the public in various ways.  The Department of Social Welfare and Development, the Social Security System along with city governments of Caloocan, Manila, Mandaluyong, Pasig and Quezon City have used PayMaya to disburse over Php1.4 billion in cash aid to people in need. Agencies like the Bureaus of Internal Revenue and Customs, the departments of trade and industry and agriculture have started accepting payments via PayMaya’s platforms.

In communities, PayMaya’s network of over 30,000 Smart Padala agents helped deliver last-mile financial services to customers as people seek more accessible channels to send and receive money while in quarantine.  These agents have also been tapped as disbursement touchpoints for the government’s social amelioration program in certain regions.

“As the only end-to-end digital financial ecosystem enabler in the country, PayMaya is best positioned to serve the needs of consumers, businesses, communities and government as people turn to cashless solutions not just to cope with the pandemic,” said Shailesh Baidwan, President and CEO of PayMaya Philippines.

Supporting the Fight Against COVID

In 1H 2020, PLDT and Smart provided communications and other forms of assistance to the Government and private organizations at the frontlines of the fight against COVID-19.

By July 2020, for instance, both companies had installed robust and reliable WiFi systems in 115 public hospitals and medical centers in various parts of the country involved in treating COVID patients.  These include major institutions Metro Manila such as the Philippine General Hospital to the National Orthopedic Center, the Veterans Memorial Medical Center to provincial and regional medical centers in various parts of the Visayas and Mindanao.

PLDT and Smart also set up carrier-grade WiFi in COVID-19 quarantine facilities set up in stadiums and convention centers like the Philippine Arena, the Rizal Memorial Stadium, the Philippine International Convention Center in Metro Manila and the NOAH Complex in Cebu City.

WiFi and hotlines have also been provided COVID-19 command centers of local governments in Metro Manila and in various parts of the country.  Moreover, other communications tools such as mobile phones, pocket WiFi devices, landlines and prepaid load were given to frontline healthcare workers so that they could communicate with other frontliners and their families.

To assist Government relief and contact tracing efforts, Smart has provided free mobile data access to various mobile applications such as Staysafe.ph, the COVID KAYA contact tracing app of the Department of Health, the Red Cross 143 contact tracing app and the ReliefAgad app of the Department of Social Welfare and Development.

PLDT has also given other forms of assistance such as the donation of 30 vehicles for the use of COVID-19 frontliners of the Armed Forces of the Philippines.

Working with the foundations of the Metro Pacific Investments Corporation, Meralco and other associated companies, the PLDT Smart Foundation (PSF) has donated over 50,000 face masks, alcohol and other personal protective equipment to health workers at various hospitals.

The PSF has also provided food and other assistance to distressed communities such as those in Quezon City, Pampanga, Malabon and Cebu.  The Foundation also helped out OFWs and local stranded individuals waiting for their flights home near the Manila airports.

With over 40 partners, PayMaya helped raise more than Php25 million in funds through its #OneAgainstCOVID19 campaign to deliver help to people displaced by the pandemic.

Outlook

“We are obviously pleased that our numbers have held up well despite the challenging times and we are hopeful that we can maintain a bottom line similar to 2019. But more importantly, we are happy that we have been able to provide uninterrupted, essential communications services to our countrymen. This pandemic has underscored how staying connected is crucial to everyone’s lives. We are social creatures by nature and thankfully, technology has made it possible to keep in touch, even during a lockdown,” Pangilinan said.

“Our strong performance will allow us to further boost our already significant investments. These investments, which total some Php260 billion over the past five years, enabled our networks to carry all the additional traffic during these past few months and also to bring new technologies such as 5G which we launched just last week. Given that our network rollout efforts have regained momentum, we are levelling up our target capital expenditures for 2020 back up to about Php70 billion.  The balance of our original Php83 billion capex budget will be spent next year,” he added.

“While our capex/investment strategy is premised on our short-term requirements, it is always with an eye to the future. Yes, it may seem simple as turning on a switch but that switch is part of a complex network system, with multiple layers of technology elements, embedded over years of investments. And we will not stop investing in our networks, in our people, in our country. Our promise is this - to keep improving and upgrading your connections so that all facets of life - be it work, education, family, health, business – will benefit,” he concluded.

END

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	245,064	232,134
Right-of-use assets	16,155	15,890
Investments in associates and joint ventures	52,449	53,863
Financial assets at fair value through profit or loss	2,405	3,369
Debt instruments at amortized cost – net of current portion	498	—
Investment properties	872	778
Goodwill and intangible assets	67,473	67,825
Deferred income tax assets – net	20,323	23,623
Derivative financial assets – net of current portion	—	1
Prepayments – net of current portion	48,903	48,933
Financial assets at fair value through other comprehensive income – net of current portion	—	162
Contract assets – net of current portion	626	750
Other financial assets – net of current portion	2,986	1,986
Other non-financial assets – net of current portion	129	136
Total Noncurrent Assets	457,883	449,450
Current Assets
Cash and cash equivalents	45,771	24,369
Short-term investments	1,722	314
Trade and other receivables	29,041	22,436
Inventories and supplies	2,785	3,412
Current portion of contract assets	1,881	1,997
Current portion of derivative financial assets	22	41
Current portion of debt instruments at amortized cost	—	150
Current portion of prepayments	10,576	11,298
Current portion of financial assets at fair value through other comprehensive income	164	2,757
Current portion of other financial assets	6,902	8,086
Current portion of other non-financial assets	945	717
Total Current Assets	99,809	75,577
TOTAL ASSETS	557,692	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(21)	(394)
Capital in excess of par value	130,312	130,312
Other equity reserves	21	276
Retained earnings	21,887	18,063
Other comprehensive loss	(32,395)	(31,368)
Total Equity Attributable to Equity Holders of PLDT	114,902	111,987
Noncontrolling interests	4,331	4,303
TOTAL EQUITY	119,233	116,290

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	199,729	172,834
Lease liabilities – net of current portion	13,036	13,100
Deferred income tax liabilities	2,416	2,583
Derivative financial liabilities – net of current portion	38	25
Customers’ deposits	2,213	2,205
Pension and other employee benefits	9,967	8,985
Deferred credits and other noncurrent liabilities	4,405	4,557
Total Noncurrent Liabilities	231,804	204,289
Current Liabilities
Accounts payable	63,362	77,845
Accrued expenses and other current liabilities	101,921	100,815
Current portion of interest-bearing financial liabilities	35,571	19,722
Current portion of lease liabilities	3,570	3,215
Dividends payable	1,617	1,584
Current portion of derivative financial liabilities	170	88
Income tax payable	444	1,179
Total Current Liabilities	206,655	204,448
TOTAL LIABILITIES	438,459	408,737
TOTAL EQUITY AND LIABILITIES	557,692	525,027

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended June 30,		Three Months Ended June 30,
	2020	2019	2020	2019
	(Unaudited)
REVENUES
Service revenues	83,482	78,356	41,685	39,564
Non-service revenues	3,253	3,628	1,404	1,802
	86,735	81,984	43,089	41,366
EXPENSES
Selling, general and administrative expenses	34,188	32,063	16,337	16,172
Depreciation and amortization	20,897	18,903	10,611	9,557
Cost of sales and services	5,616	6,302	2,587	3,418
Asset impairment	3,477	2,644	2,417	1,287
Interconnection costs	641	1,701	339	866
	64,819	61,613	32,291	31,300
	21,916	20,371	10,798	10,066

OTHER EXPENSES – NET	(4,797)	(3,300)	(2,010)	(2,008)
INCOME BEFORE INCOME TAX	17,119	17,071	8,788	8,058

PROVISION FOR INCOME TAX	4,696	4,836	2,340	2,546
NET INCOME	12,423	12,235	6,448	5,512
ATTRIBUTABLE TO:
Equity holders of PLDT	12,280	12,207	6,368	5,499
Noncontrolling interests	143	28	80	13
	12,423	12,235	6,448	5,512
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	56.70	56.37	29.40	25.39
Diluted	56.70	56.37	29.40	25.39

	PLDT Consolidated
	For the First Six Months
(Php in mn)	2020	2019	% Change

Total revenues	86,735	81,984	6%

Service revenues (a)	83,482	78,356	7%

Expenses (b)	64,819	61,613	5%

EBITDA (c)	43,210	39,958	8%
EBITDA Margin	52%	51%

Income before Income Tax	17,119	17,071	-

Provision for Income Tax	4,696	4,836	(3%)

Net Income - Attributable to Equity Holders of PLDT	12,280	12,207	1%

Telco Core Income (d)	13,868	13,203	5%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	83,482	78,356	7%
Interconnection costs	641	1,701	(62%)
Service Revenues, net of interconnection costs	82,841	76,655	8%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 1H2020 (P45mn) and 1H2019 (P292mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	rrisberto@pldt.com.ph
Tel No. 8816-8213	Tel No. 8816 8024	Tel No. 8511-3101

About PLDT

PLDT is the Philippines’ largest and only integrated telecommunications company. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine  listed companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 6, 2020